SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 31 July 2020

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

31 July 2020

Rob Shuter appointed CEO of BT's Enterprise unit

BT Group today announced the appointment of Rob Shuter as CEO of its Enterprise unit and as a member of BT's Executive Committee.

Rob is currently Group President and CEO at MTN Group, Africa's leading mobile telecommunications company with 250 million customers across 21 countries in Africa and the Middle East. Prior to joining MTN he served as CEO of Vodafone's European Cluster as well as being CEO of Vodafone Netherlands.

Philip Jansen, BT Group Chief Executive, said: "I'm delighted to welcome Rob to BT. He brings a wealth of international telecoms experience and has a track record of driving innovation in business and consumer markets. This will make him ideally suited to drive forward the support we provide to UK businesses and public sector organisations. The UK's economic recovery will depend on their success and BT wants to play a key part in supporting these critical parts of the economy."

Rob Shuter said: "I am looking forward to joining Philip and the broader BT team. BT Enterprise has a key role to play in delivering the BT ambition of becoming the world's most trusted connector of people, devices and machines and I am excited to be part of that journey."

Rob is expected to join by the end of the 2020/21 financial year.

Gerry McQuade the current CEO of BT Enterprise has announced he will be retiring from BT. Gerry has spent more than 12 years at EE and then BT, initially joining BT as the CEO of Wholesale and Ventures before moving on to lead the integration of that unit with Business and Public Sector to form the combined Enterprise business in 2018.

Philip Jansen said: "I'd like to thank Gerry for the contribution he's made over a number of years. Most recently where he has led the creation of Enterprise and has overseen the strengthening of our core business to deliver the best fixed and mobile networks in the UK. We've been discussing for a while the right time for Gerry to retire from BT and I wish him all the best for the future."

Ends
Enquiries

Press office:

Tom Engel	Tel: +44 7947 711 959
Richard Farnsworth	Tel: +44 7734 776 317

Investor relations:
Mark Lidiard	Tel: 020 7356 4909

Notes to Editors

Rob Shuter Biography

Group President and CEO, MTN Group, since March 2017, leading the transformation of MTN group into a leading multi-national telecommunications company with over 250 million customers across 21 countries in Africa and the Middle East.

Vodafone Group from January 2012 to December 2016, and Chief Executive Officer Europe Cluster and member of the Vodafone Executive Committee from October 2015, responsible for Vodafone's operations in 9 European markets.

Chief Financial Officer and Executive Director of Vodacom Group Limited from 2009 to December 2011, responsible for the broad finance function across 6 operating companies in Africa. Portfolio responsibilities included finance, treasury, tax, group risk, supply chain, internal audit and investor relations.

Prior to joining Vodacom, Mr Shuter held various roles in the financial sector including Managing Director - Nedbank Retail, 2004-2009; and Head of Investment Banking - Standard Bank, 1997-1999. Mr Shuter is a qualified Chartered Accountant (South Africa).

About BT Enterprise

BT Enterprise is the leading business communications provider in the UK, connecting more than 1 million business customers and public sector organisations with an extensive portfolio of communication and IT solutions. It also provides network products and services to communication providers operating in the UK and Republic of Ireland. BT Enterprise generated £6.1 billion revenue and £1.2 billion in operating profit in the March 2020 financial year.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 31 July 2020